Exhibit 21.1

Subsidiaries of Pharvaris B.V.

Subsidiary	Jurisdiction
Pharvaris Holdings B.V.	The Netherlands
Pharvaris Netherlands B.V.	The Netherlands
Pharvaris GmbH	Zug, Switzerland
Pharvaris, Inc.	Delaware, United States of America